EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Professional Veterinary Products, Ltd.

As independent registered public accountants, we hereby consent to the use of our report dated October 7, 2004, with respect to the consolidated balance sheets as of July 31, 2004, and 2003, the consolidated statements of income, consolidated statements of stockholders’ equity, and consolidated statements of cash flows for each of the fiscal years ended July 31, 2004, 2003, and 2002, and related notes to such financial statements of Professional Veterinary Products, Ltd. and its subsidiaries, included herein, and to the reference to our firm under the heading “Experts” herein and in the prospectus.

November 10, 2004	/s/ Quick & McFarlin, P.C.
Quick & McFarlin, P.C.